      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 11, 2005
      --------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                   SCHEDULE TO
                          ISSUER TENDER OFFER STATEMENT
                          UNDER SECTION 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No.2)

           DELAWARE INVESTMENTS GLOBAL DIVIDEND AND INCOME FUND, INC.
                            (Name of Subject Company)

           DELAWARE INVESTMENTS GLOBAL DIVIDEND AND INCOME FUND, INC.
                        (Name of Filing Person (Issuer))

                SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    245916101
                      (CUSIP Number of Class of Securities)

                      Richelle S. Maestro, Esq., Secretary
           Delaware Investments Global Dividend and Income Fund, Inc.
                               2005 Market Street
                        Philadelphia, Pennsylvania 19103
                                  215-255-1371
       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Person)

                             ----------------------

                           CALCULATION OF FILING FEE
      --------------------------------------------------------------------

 TRANSACTION VALUATION $7,978,778 (a)   AMOUNT OF FILING FEE: $1,596 (b)
      --------------------------------------------------------------------

(a) Pursuant to Rule  0-11(b)(1)  under the Securities  Exchange Act of 1934, as amended,  the transaction value was calculated by multiplying  598,558 shares of
Common Stock of Delaware  Investments  Global  Dividend and Income Fund, Inc. by
$13.33, the Net Asset Value per share as of 4:00 p.m. May 27, 2005.

(b) Calculated as 1/50 of 1% of the Transaction Valuation.

/X/ Check box if any part of the fee is offset as  provided  by Rule  0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration  statement  number,  or the Form or
Schedule and the date of its filing.

Amount Previously Paid:      $1,596
Form or Registration No.:    Schedule TO
Filing Party:                Delaware Investments Global Dividend and
                              Income Fund, Inc.
Date Filed:                  June 3, 2005

Identify the previous filing by registration  statement  number,  or the Form or
Schedule and the date of its filing.

/ / Check the box if the filing  relates  solely to  preliminary  communications made before the commencement of a tender offer.

Check the  appropriate  boxes below to designate any  transactions  to which the statement relates:

     / / third-party tender offer subject to Rule 14d-1.

     /X/ issuer tender offer subject to Rule 13e-4.

     / / going-private transaction subject to Rule 13e-3.

     / / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/

This  Amendment No. 2 to the Issuer Tender Offer  Statement on Schedule TO filed with  the  Securities  and  Exchange  Commission  on  June 3,  2005 by  Delaware
Investments  Global Dividend and Income Fund, Inc., a Maryland  corporation (the
"Fund"),  relating to an offer to purchase for cash up to 598,558  shares of its issued and  outstanding  common  stock,  par value $0.01 per share,  amends such
Issuer  Tender Offer  Statement on Schedule TO to add an  additional  exhibit in accordance with Rule 13e-4(c)(1)  promulgated under the Securities  Exchange Act of 1934, as amended.

ITEM 12.  EXHIBITS.

(a)(5)(ii)  Press Release dated July 8, 2005.

                                   SIGNATURE

     After due inquiry  and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

                                       DELAWARE INVESTMENTS GLOBAL DIVIDEND AND
                                       INCOME FUND, INC.

                                       /s/ Jude T. Driscoll
                                       --------------------------------------
                                       Jude T. Driscoll
                                       Chairman, Director, President and Chief
                                       Executive Officer

[DELAWARE INVESTMENTS LOGO]

                                                              2005 Market Street
                                                     Philadelphia, PA 19103-7094

FOR IMMEDIATE RELEASE
Contact: Christina Ward               Priscilla Brown
Corporate Communications              Investor Relations
Delaware Investments                  Lincoln Financial Group
215.255.1388                          215.448.1422
cward@delinvest.com

           DELAWARE INVESTMENTS GLOBAL DIVIDEND AND INCOME FUND, INC.
                     ANNOUNCES FINAL RESULTS OF TENDER OFFER

PHILADELPHIA,  July 8, 2005--  Delaware  Investments  Global Dividend and Income
Fund, Inc. (NYSE: DGF) (the "Fund"), a closed-end management investment company, today  announced the final results of its tender offer for up to 598,558  shares of its common stock representing 10 percent of its issued and outstanding shares of common  stock.  The offer  expired  at 11:59  p.m.,  New York City  time,  on
Thursday, June 30, 2005.

Based on a count by Mellon Investor Services, LLC, the depositary for the tender offer,  approximately  521,836  shares of common  stock,  or  approximately  8.7 percent of the Fund's  common  stock  outstanding,  were  tendered and have been accepted for cash payment at a price equal to $13.45, the Fund's net asset value
("NAV")  as of 4:00  p.m.  New York  City time on July 1,  2005.  Following  the purchase of the  tendered  shares,  the Fund will have  approximately  5,463,746 shares of common stock outstanding.

The Fund is a diversified,  closed-end fund. The primary investment objective is to seek high current income; capital appreciation is a secondary objective.  The
Fund seeks to achieve its objectives by investing,  under normal  circumstances, at least 50 percent of its total assets in income-generating  equity securities, including  dividend-paying  common  stocks,  convertible  securities,  preferred stocks, and other  equity-related  securities of U.S. and foreign issuers. Up to
50 percent of the Fund's  total assets may be invested in  non-convertible  debt
securities   consisting  primarily  of  government  and  high-yield,   high-risk
corporate bonds of U.S. and foreign issuers.

Under normal market conditions,  the Fund will invest at least 50 percent of its total assets in securities of U.S.  issuers and at least 20 percent of its total assets  in  securities  of  foreign  issuers.  In  addition,  the Fund  utilizes leveraging  techniques in an attempt to obtain higher return for the Fund. There is no assurance that the Fund will achieve its investment objectives.

In 1995, the Fund implemented a managed  distribution  policy. Under the policy, the  Fund is  managed  with a goal of  generating  as  much of the  dividend  as possible from ordinary  income (net  investment  income and  short-term  capital gains). The balance of the dividend then comes from long-term capital gains and, if necessary, a return of capital.

About Delaware Investments

Delaware Investments,  based in Philadelphia,  is a diversified asset management organization  with more than $95 billion in assets under  management as of March
31, 2005. Delaware Investments provides investment products and services through a broad range of mutual  funds,  managed  accounts,  retirement  plan  services, subadvised  funds,  and college  savings plans.  These products and services are provided to individual  and  institutional  investors such as private and public pension funds, foundations,  and endowment funds. For more information about the company, visit www.delawareinvestments.com.

Delaware  Investments is a part of Lincoln  Financial  Group, the marketing name for Lincoln National Corporation and its affiliates.

                                    -- ## --

Delaware  Investments  is the marketing name for Delaware  Management  Holdings,
Inc. and its subsidiaries.

www.delawareinvestments.com